News Release

Media Contact:	Investor Contact:
Sharlene Myers	David G. McLennan
Manager, Global Public Relations	Chief Financial Officer
+1 (604) 232-1445	+1 (604) 231-1181
smyers@sierrawireless.com	investor@sierrawireless.com

Sierra Wireless Reports Fourth Quarter and Full Year 2013 Results

Q4 highlights from continuing operations

•	Record revenue of $118.6 million, up 5.7% compared to Q3, 2013

•	Adjusted EBITDA of $6.2 million, compared to $5.9 million in Q3, 2013

•	Non-GAAP earnings from operations of $2.6 million, compared to $2.4 million in Q3, 2013

Full year highlights from continuing operations

•	Record revenue of $441.9 million, up 11.2% year-over-year

•	Adjusted EBITDA of $18.7 million, up 47.9% year-over-year

•	Non-GAAP earnings from operations of $5.0 million, compared to $0.9 million in 2012

VANCOUVER, BRITISH COLUMBIA - February 5, 2014 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its fourth quarter and full year, ending December 31, 2013. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“We achieved record revenue in the fourth quarter, closing out a year in which we delivered solid operational results, sold our AirCard business, and began putting the proceeds to work on acquisitions that extend our leadership position in M2M,” said Jason Cohenour, President and Chief Executive Officer. “We are exceptionally well positioned to capture the long-term M2M growth opportunity, and we are focused on continuing to drive profitable organic revenue growth, while we pursue additional acquisitions.”

As a result of the sale of the AirCard business, as well as our recent acquisition of the AnyDATA M2M business and our contemplated acquisition of In Motion Technology, our segments have changed from those reported at December 31, 2012. We are now reporting two segments, OEM Solutions and Enterprise Solutions, and all prior periods have been retrospectively adjusted to reflect the two segments.

Q4 2013

Revenue for the fourth quarter of 2013 was $118.6 million, an increase of 8.4% compared to $109.4 million in the fourth quarter of 2012, and an increase of 5.7% compared to $112.3 million in the third quarter of 2013. Revenue from OEM Solutions was $101.8 million in the fourth quarter of 2013, up 7.4% compared to $94.9 million in the fourth quarter of 2012. Revenue from Enterprise Solutions was $16.8 million in the fourth quarter of 2013, up 15.3% compared to $14.5 million in the fourth quarter of 2012.

GAAP

•	Gross margin was $38.4 million, or 32.4% of revenue, in the fourth quarter of 2013, compared to $36.2 million, or 33.1% of revenue, in the fourth quarter of 2012.

•
Operating expenses were $42.0 million and loss from operations was $3.5 million in the fourth quarter of 2013, compared to operating expenses of $37.7 million and a loss from operations of $1.5 million in the fourth quarter of 2012.

•
Net loss from continuing operations was $1.9 million, or $0.06 per diluted share, in the fourth quarter of 2013, compared to net earnings from continuing operations of $15.5 million, or $0.50 per diluted share, in the fourth quarter of 2012. Net earnings in Q4, 2012 included an income tax recovery that was the result of the recognition of certain tax assets that were realizable as a result of the sale of the AirCard business.

•
Net loss for continuing and discontinued operations(1) was $0.9 million, or $0.03 per diluted share, in the fourth quarter of 2013, compared to net earnings of $19.6 million, or $0.64 per diluted share, in the fourth quarter of 2012.

NON-GAAP

•	Gross margin was 32.5% in the fourth quarter of 2013, compared to 33.2% in the fourth quarter of 2012.

•
Operating expenses were $36.0 million and earnings from operations were $2.6 million in the fourth quarter of 2013, compared to operating expenses of $32.6 million and earnings from operations of $3.7 million in the fourth quarter of 2012.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $6.2 million in the fourth quarter of 2013, compared to $7.0 million in the fourth quarter of 2012.

•
Net earnings from continuing operations were $3.1 million, or $0.10 per diluted share, in the fourth quarter of 2013, compared to $4.5 million, or $0.15 per diluted share, in the fourth quarter of 2012.

Full Year 2013

Revenue for the year ended December 31, 2013 was $441.9 million, up 11.2% compared to $397.3 million for the year ended December 31, 2012. Revenue from OEM Solutions was $382.0 million for the year ended December 31, 2013, up 10.2% compared to $346.5 million for the year ended December 31, 2012. Revenue from Enterprise Solutions was $59.9 million for the year ended December 31, 2013, up 17.8% compared to $50.8 million for the year ended December 31, 2012.

GAAP

•	Gross margin was $145.6 million, or 33.0% of revenue, for the year ended December 31, 2013, compared to $125.3 million, or 31.5% of revenue, for the year ended December 31, 2012.

•
Operating expenses were $163.3 million and loss from operations was $17.7 million for the year ended December 31, 2013, compared to operating expenses of $147.5 million and a loss from operations of $22.2 million for the year ended December 31, 2012.

•
Net loss from continuing operations was $15.6 million, or $0.50 per diluted share, for the year ended December 31, 2013, compared to a net loss of $4.2 million, or $0.14 per diluted share, for the year ended December 31, 2012. Net earnings in 2012 included an income tax recovery that was the result of the recognition of certain tax assets that were realizable as a result of the sale of the AirCard business.

•
Net earnings from continuing and discontinued operations(1) was $55.0 million, or $1.79 per diluted share, for the year ended December 31, 2013, compared to net earnings of $27.2 million, or $0.88 per diluted share, for the year ended December 31, 2012.

NON-GAAP

•	Gross margin was 33.1% for the year ended December 31, 2013, compared to 31.6% for the year ended December 31, 2012.

•
Operating expenses were $141.0 million and earnings from operations were $5.0 million for the year ended December 31, 2013, compared to operating expenses of $124.7 million and earnings from operations of $0.9 million for the year ended December 31, 2012.

•	Adjusted EBITDA was $18.7 million for the year ended December 31, 2013, compared to $12.6 million for the year ended December 31, 2012.

•
Net earnings from continuing operations were $6.9 million, or $0.23 per diluted share, for the year ended December 31, 2013, compared to a net loss of $0.4 million, or $0.01 per diluted share, for the year ended December 31, 2012.

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition costs, gain on sale of the AirCard business, restructuring costs, integration costs, disposition costs, acquisition amortization, impairment, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts, and certain tax adjustments. We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information about actual operating results and assist in comparisons from one period to another.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense, acquisition costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

(1) On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business. The results of operations and the gain on sale of the AirCard business have been presented as discontinued operations for the three and twelve months ended December 31, 2013 and December 31, 2012.

Financial Guidance
The Company provides the following guidance for continuing operations for the first quarter of 2014.
In the first quarter of 2014 we expect solid year-over-year revenue and earnings growth. We expect gross margin to decrease slightly from Q4, 2013 due to a shift in product mix and we expect operating expenses to increase as a result of higher new product certification costs, investment in sales and marketing capabilities, and a full quarter of expenses related to the AnyDATA acquired business.

Q1 2014 Guidance	Consolidated Non-GAAP

Revenue	$117.0 to $121.0 million
Earnings from operations	$0.5 to $1.5 million
Net earnings	$0.4 to $1.2 million
Earnings per share	$0.01 to $0.04 per share

This non-GAAP guidance for the first quarter of 2014 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.
Conference call, webcast and instant replay details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Wednesday, February 5, 2014, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 18174338

For those unable to participate in the live call, a replay will be available until March 5, 2014. Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.
To access the webcast, please follow the link below:
Sierra Wireless Q4 and Year End 2013 Financial Results Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://www.snwebcastcenter.com/webcast/sierrawireless/2013q4/
The webcast will remain available at the above link for one year following the call.
We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the first quarter of 2014 and our fiscal year 2014, our business outlook for the short and longer term and our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect; and

▪
We may experience higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues in connection with the divestiture of the AirCard assets and operations.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia.  For more information about Sierra Wireless, visit www.sierrawireless.com.
"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2013	2012	2013	2012
Revenue	$118,608	$109,405	$441,860	$397,321
Cost of goods sold	80,165	73,172	296,219	272,047
Gross margin	38,443	36,233	145,641	125,274

Expenses
Sales and marketing	10,693	10,176	42,182	37,067
Research and development	19,074	16,294	73,112	61,785
Administration	8,841	7,743	35,164	32,777
Acquisition	369	387	508	3,182
Restructuring	14	42	171	2,251
Integration	—	—	27	—
Amortization	2,999	3,107	12,141	10,418
	41,990	37,749	163,305	147,480
Loss from operations	(3,547)	(1,516)	(17,664)	(22,206)
Foreign exchange gain	1,921	1,608	3,823	3,326
Other income (expense)	26	35	(98)	(196)
Earnings (loss) before income taxes	(1,600)	127	(13,939)	(19,076)
Income tax expense (recovery)	345	(15,369)	1,611	(14,874)
Net earnings (loss) from continuing operations	(1,945)	15,523	(15,550)	(4,202)
Net earnings from discontinued operations	1,078	4,083	70,588	31,401
Net earnings (loss)	$(867)	$19,606	$55,038	$27,199
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	179	676	604	538
Comprehensive income (loss)	$(688)	$20,282	$55,642	$27,737
Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Continuing operations	$(0.06)	$0.50	$(0.50)	$(0.14)
Discontinued operations	0.03	0.14	2.29	1.02
	$(0.03)	$0.64	$1.79	$0.88
Weighted average number of shares outstanding (in thousands)
Basic	30,804	30,591	30,771	30,788
Diluted	30,804	30,774	30,771	30,788

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$177,416	$63,646
Short-term investments	2,470	—
Accounts receivable, net of allowance for doubtful accounts of $2,279 (December 31, 2012 - $2,435)	112,490	108,624
Inventories	8,253	12,675
Deferred income taxes	2,391	22,199
Prepaids and other	28,741	24,252
Assets held for sale	—	54,340
	331,761	285,736
Property and equipment	21,982	20,039
Intangible assets	43,631	56,357
Goodwill	102,718	97,961
Deferred income taxes	7,176	3,880
Other assets	4,732	790
	$512,000	$464,763

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$124,846	$128,216
Deferred revenue and credits	2,481	1,312
Liabilities held for sale	—	10,353
	127,327	139,881
Long-term obligations	21,550	26,526
Deferred income taxes	127	300
	149,004	166,707
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 31,097,844 shares (December 31, 2012 - 30,592,423 shares)	329,628	322,770
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 507,147 shares (December 31, 2012 – 716,313 shares)	(5,137)	(5,172)
Additional paid-in capital	25,996	23,203
Retained earnings (deficit)	19,367	(35,283)
Accumulated other comprehensive loss	(6,858)	(7,462)
	362,996	298,056
	$512,000	$464,763

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2013	2012	2013	2012
Cash flows provided by (used in):
Operating activities
Net earnings	$(867)	$19,606	55,038	$27,199
Items not requiring (providing) cash
Amortization	7,146	7,795	28,296	28,590
Stock-based compensation	2,177	1,703	9,347	6,713
Gain on sale of AirCard business	—	—	(94,078)	—
Deferred income taxes	(855)	(9,701)	16,339	(13,606)
Loss (gain) on disposal of property, equipment, and intangibles	—	(76)	(10)	107
Impairment of assets related to discontinued operations	—	—	1,012	—
Tax benefit from equity awards	1,458	71	1,458	71
Other	(1,288)	(1,188)	(2,687)	(2,414)
Taxes paid related to net settlement of equity awards	(66)	—	(408)	(4)
Changes in non-cash working capital
Accounts receivable	(17,965)	10,768	10,897	(616)
Inventories	(696)	1,108	11,908	(4,019)
Prepaid expenses and other	4,616	6,014	(7,254)	(14,543)
Accounts payable and accrued liabilities	1,940	(26,540)	(13,139)	10,997
Deferred revenue and credits	662	(277)	1,147	(422)
Cash flows provided by (used in) operating activities	(3,738)	9,283	17,866	38,053
Investing activities
Purchase of M2M business of Sagemcom	—	—	—	(55,218)
Purchase of M2M business of AnyDATA	(5,196)	—	(5,196)	—
Additions to property and equipment	(1,649)	(3,995)	(11,359)	(15,845)
Proceeds from sale of property, equipment, and intangibles	—	83	32	139
Increase in intangible assets	(542)	(673)	(2,211)	(2,607)
Net proceeds from sale of AirCard business	—	—	119,958	—
Net change in short-term investments	2,751	—	(2,470)	9,347
Cash flows provided by (used in) investing activities	(4,636)	(4,585)	98,754	(64,184)
Financing activities
Issuance of common shares	3,159	9	8,106	436
Repurchase of common shares for cancellation	—	—	(5,772)	(6,312)
Purchase of treasury shares for RSU distribution	—	—	(3,433)	(2,489)
Decrease in other long-term obligations	(49)	(169)	(876)	(1,000)
Cash flows provided by (used in) financing activities	3,110	(160)	(1,975)	(9,365)
Effect of foreign exchange rate changes on cash and cash equivalents	(540)	(420)	(875)	(2,233)
Cash and cash equivalents, increase (decrease) in the period	(5,804)	4,118	113,770	(37,729)
Cash and cash equivalents, beginning of period	183,220	59,528	63,646	101,375
Cash and cash equivalents, end of period	$177,416	$63,646	$177,416	$63,646

SIERRA WIRELESS, INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except where otherwise stated)
	2013				2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross margin - GAAP	$38,443	$37,346	$36,474	$33,378	$36,233	$31,086	$30,081	$27,874
Stock-based compensation	119	117	95	75	61	82	78	83
Gross margin - Non-GAAP	$38,562	$37,463	$36,569	$33,453	$36,294	$31,168	$30,159	$27,957

Loss from operations - GAAP	$(3,547)	$(3,301)	$(3,932)	$(6,884)	$(1,516)	$(6,728)	$(6,558)	$(7,404)
Stock-based compensation	2,177	2,145	2,013	1,655	1,470	1,462	1,403	1,446
Acquisition	369	139	—	—	387	2,196	599	—
Restructuring	14	14	26	117	42	498	1,531	180
Integration	—	—	—	27	—	—	—	—
Impairment of intangible asset	—	—	—	280	—	—	—	—
Acquisition related amortization	3,580	3,405	3,363	3,393	3,338	2,906	2,665	2,981
Earnings (loss) from operations - Non-GAAP	$2,593	$2,402	$1,470	$(1,412)	$3,721	$334	$(360)	$(2,797)
Amortization (excluding acquisition related amortization)	3,566	3,468	3,403	3,212	3,293	2,904	2,717	2,833
Adjusted EBITDA	$6,159	$5,870	$4,873	$1,800	$7,014	$3,238	$2,357	$36

Net earnings (loss) from continuing operations - GAAP	$(1,945)	$1,075	$(6,742)	$(7,938)	$15,523	$(3,612)	$(8,868)	$(7,245)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	6,112	5,760	5,393	5,355	5,162	6,885	5,658	4,536
Unrealized foreign exchange loss (gain)	(1,970)	(2,457)	(1,359)	1,874	(1,655)	(1,218)	(165)	(101)
Income tax adjustments	925	(895)	3,754	—	(14,540)	(804)	—	—
Net earnings (loss) from continuing operations - Non-GAAP	$3,122	$3,483	$1,046	$(709)	$4,490	$1,251	$(3,375)	$(2,810)

Net earnings (loss) from discontinued operations - GAAP	$1,078	$(505)	$68,152	$1,863	$4,083	$7,279	$12,449	$7,590
Stock-based compensation and disposition costs	3	1,402	876	1,733	1,696	233	233	233
Gain on sale of AirCard business	(1,056)	(49)	(69,077)	—	—	—	—	—
Net earnings (loss) from discontinued operations - Non-GAAP	$25	$848	$(49)	$3,596	$5,779	$7,512	$12,682	$7,823

Net earnings (loss) - GAAP	$(867)	$570	$61,410	$(6,075)	$19,606	$3,667	$3,581	$345
Net earnings (loss) - Non-GAAP	3,147	4,331	997	2,887	10,269	8,763	9,307	5,013

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.06)	$0.03	$(0.22)	$(0.26)	$0.50	$(0.12)	$(0.29)	$(0.23)
Non-GAAP - (in dollars)	$0.10	$0.11	$0.03	$(0.02)	$0.15	$0.04	$(0.11)	$(0.09)

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$(0.03)	$0.02	$2.00	$(0.20)	$0.64	$0.12	$0.12	$0.01
Non-GAAP - (in dollars)	$0.10	$0.14	$0.03	$0.09	$0.33	$0.29	$0.30	$0.16

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars)
	2013					2012 (1)
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
OEM Solutions
Revenue	$382,016	$101,858	$95,850	$95,076	$89,232	$346,543	$94,874	$88,270	$83,299	$80,100
Cost of goods sold	266,867	72,336	66,395	65,514	62,622	246,284	66,024	63,172	58,844	58,244
Gross margin	$115,149	$29,522	$29,455	$29,562	$26,610	$100,259	$28,850	$25,098	$24,455	$21,856
Gross margin %	30.1%	29.0%	30.7%	31.1%	29.8%	28.9%	30.4%	28.4%	29.4%	27.3%

Enterprise Solutions
Revenue	$59,844	$16,750	$16,412	$14,513	$12,169	$50,778	$14,531	$11,913	$12,099	$12,235
Cost of goods sold	29,352	7,829	8,521	7,601	5,401	25,763	7,148	5,925	6,473	6,217
Gross margin	$30,492	$8,921	$7,891	$6,912	$6,768	$25,015	$7,383	$5,988	$5,626	$6,018
Gross margin %	51.0%	53.3%	48.1%	47.6%	55.6%	49.3%	50.8%	50.3%	46.5%	49.2%

(1) Comparative information has been reclassified to conform to current period presentation.